UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A2


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                            DOV Pharmaceutical, Inc.
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                                (Name of Issuer)


                    Common Stock, par value $.0001 per Share
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                         (Title of Class of Securities)


                                    259858108
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                                 (CUSIP Number)


                                 August 25, 2004
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             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  / / Rule 13d-1(b)
                  / / Rule 13d-1(c)
                  /X/ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 259858108            SCHEDULE 13G                                   -2-



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   1. Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Elan Corporation, plc
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   2. Check the Appropriate Box if a Member of a Group
          (See Instructions)                                   (a) / /
                                                               (b) / /

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   3. SEC Use Only


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   4.     Citizenship or Place of Organization

          Ireland
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                            5.    Sole Voting Power

                                  0
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        Number of           6.    Shared Voting Power
         Shares
      Beneficially                0
--------------------------------------------------------------------------------
      Owned by Each         7.    Sole Dispositive Power
        Reporting
      Person With:                0
--------------------------------------------------------------------------------
                            8.    Shared Dispositive Power

                                  0
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   9. Aggregate Amount Beneficially Owned by Each Reporting Person

          0
--------------------------------------------------------------------------------
  10.     Check box if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)                                            / /

--------------------------------------------------------------------------------
  11. Percent of Class Represented by Amount in Row (9)

          0%
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  12. Type of Reporting Person (See Instructions)

          CO

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CUSIP 259858108            SCHEDULE 13G                                   -3-


--------------------------------------------------------------------------------
   1. Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Elan International Services, Ltd.
--------------------------------------------------------------------------------
   2. Check the Appropriate Box if a Member of a Group
          (See Instructions)                                         (a) / /
                                                                     (b) / /

--------------------------------------------------------------------------------
   3. SEC Use Only


--------------------------------------------------------------------------------
   4.     Citizenship or Place of Organization

          Bermuda
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                            5.    Sole Voting Power

                                  0
--------------------------------------------------------------------------------
        Number of           6.    Shared Voting Power
         Shares
      Beneficially                0
--------------------------------------------------------------------------------
      Owned by Each         7.    Sole Dispositive Power
        Reporting
      Person With:                0
--------------------------------------------------------------------------------
                            8.    Shared Dispositive Power

                                  0
--------------------------------------------------------------------------------
   9. Aggregate Amount Beneficially Owned by Each Reporting Person

          0
--------------------------------------------------------------------------------
  10. Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                                                 / /
--------------------------------------------------------------------------------
  11. Percent of Class Represented by Amount in Row (9)

          0%
--------------------------------------------------------------------------------
  12. Type of Reporting Person (See Instructions)

          CO
--------------------------------------------------------------------------------

CUSIP 259858108            SCHEDULE 13G                                   -4-


--------------------------------------------------------------------------------
   1. Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Elan Pharmaceutical Investments, Ltd.
--------------------------------------------------------------------------------
   2. Check the Appropriate Box if a Member of a Group
          (See Instructions)                                     (a) / /
                                                                 (b) / /

--------------------------------------------------------------------------------
   3. SEC Use Only


--------------------------------------------------------------------------------
   4.     Citizenship or Place of Organization

          Bermuda
--------------------------------------------------------------------------------
                            5.    Sole Voting Power

                                  0
--------------------------------------------------------------------------------
        Number of           6.    Shared Voting Power
         Shares
      Beneficially                0
--------------------------------------------------------------------------------
      Owned by Each         7.    Sole Dispositive Power
        Reporting
      Person With:                0
--------------------------------------------------------------------------------
                            8.    Shared Dispositive Power

                                  0
--------------------------------------------------------------------------------
   9. Aggregate Amount Beneficially Owned by Each Reporting Person

          0
--------------------------------------------------------------------------------
  10. Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                                                    / /
--------------------------------------------------------------------------------
  11. Percent of Class Represented by Amount in Row (9)

          0%
--------------------------------------------------------------------------------
  12. Type of Reporting Person (See Instructions)

          CO
--------------------------------------------------------------------------------

CUSIP 259858108            SCHEDULE 13G                                   -5-


Item 1(a).        Name of Issuer:
         DOV Pharmaceutical, Inc.


Item 1(b).        Address of Issuer's Principal Executive Offices:

         433 Hackensack Avenue, Hackensack, New Jersey  07601

Item 2(a).        Name of Person Filing:

          This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons")

          (i)  Elan Corporation, plc
          (ii) Elan International Services, Ltd.
          (iii) Elan Pharmaceutical Investments, Ltd.

Item 2(b).        Address of Principal Business Office:

          (i)  Elan Corporation, plc Lincoln House, Lincoln Place Dublin 2,
               Ireland
          (ii) Elan International Services, Ltd. 102 St. James Court Flatts, Smiths FL 04 Bermuda
          (iii) Elan Pharmaceutical Investments, Ltd. 102 St. James Court Flatts, Smiths FL 04 Bermuda

Item 2(c).        Citizenship:

          (i)  Elan Corporation, plc is an Irish public limited company
          (ii) Elan International Services, Ltd. is a Bermuda exempted limited liability company
          (iii) Elan Pharmaceutical Investments, Ltd. is a Bermuda exempted limited liability company

Item 2(d).        Title of Class of Securities:

         Common Stock, par value $.0001 per share (the "Shares")

Item 2(e).        CUSIP Number:

         259858108

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person is a:

         This Item 3 is not applicable

CUSIP 259858108            SCHEDULE 13G                                   -6-


Item 4.       Ownership:

         Elan Corporation plc

         (a)      Amount beneficially owned as of September 9, 2004:        0

         (b)      Percent of class: 0%

         (c)      Number of shares as to which such person has:

                  (i)        sole power to vote or to direct
                             the vote:                                      0
                  (ii)       shared power to vote or to direct
                             the vote:                                      0
                  (iii)      sole power to dispose or to direct
                             the disposition of:                            0
                  (iv)       shared power to dispose or to direct
                             the disposition of:                            0


         Elan International Services, Ltd.

         (a)      Amount beneficially owned as of September 9, 2004:        0

         (b)      Percent of class: 0%

         (c)      Number of shares as to which such person has:

                  (i)        sole power to vote or to direct
                             the vote:                                      0
                  (ii)       shared power to vote or to direct
                             the vote:                                      0
                  (iii)      sole power to dispose or to direct
                             the disposition of:                            0
                  (iv)       shared power to dispose or to direct
                             the disposition of:                            0


         Elan Pharmaceutical Investments, Ltd.

         (a)      Amount beneficially owned as of September 9, 2004:        0

         (b)      Percent of class: 0%

         (c)      Number of shares as to which such person has:

                  (i)        sole power to vote or to direct
                             the vote:                                      0
                  (ii)       shared power to vote or to direct
                             the vote:                                      0
                  (iii)      sole power to dispose or to direct
                             the disposition of:                            0
                  (iv)       shared power to dispose or to direct
                             the disposition of:                            0

CUSIP 259858108            SCHEDULE 13G                                   -7-



Item 5. Ownership of Five Percent or Less of a Class:

          As of August 25, 2004, the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Shares.

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

         Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control
        Person:

         Not Applicable

Item 8. Identification and Classification of Members of the Group:

         Not Applicable

Item 9. Notice of Dissolution of Group:

         Not Applicable

Item 10. Certifications:

         Not Applicable.

CUSIP 259858108            SCHEDULE 13G                                   -8-



                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 9, 2004
                                ELAN CORPORATION, PLC


                                By: /s/ Shane Cooke
                                    ------------------------------------------
                                    Name:  Shane Cooke
                                    Title:    EVP & CFO

Dated:  September 9, 2004
                                ELAN INTERNATIONAL SERVICES, LTD.


                                By: /s/ Kevin Insley
                                    ------------------------------------------
                                    Name:  Kevin Insley
                                    Title: President & Chief Financial Officer


Dated:   September 9, 2004
                                ELAN PHARMACEUTICAL INVESTMENTS, LTD.


                                By: /s/ Kevin Insley
                                    ------------------------------------------
                                    Name:  Kevin Insley
                                    Title: President & Chief Financial Officer